NO ACT

PE 12-14-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF CORPORATION FINANCE



11005667

February 1, 2011

Received SEC
FEB 01 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-1-11

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: General Electric Company
Incoming letter dated December 14, 2010

Dear Mr. Mueller:

This is in response to your letter dated December 14, 2010 concerning the shareholder proposal submitted to GE by Frederick S. Leber. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Frederick S. Leber

*** FISMA & OMB Memorandum M-07-16 ***

February 1, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 14, 2010

The proposal specifies that the board of directors shall request from each of the eight largest shareholders one nomination to the slate of nominees submitted by the board at the next and each subsequent annual meeting for election to the board.

Based on Rule 14a-8(i)(8) as currently in effect, there appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(8). In this regard, we note that the proposal relates to a nomination or an election for membership on GE's board of directors or a procedure for such nomination or election. Rule 14a-8(i)(8) was amended in Securities Exchange Act Release No. 62764 (August 25, 2010). However, that amendment currently is stayed pursuant to Securities Exchange Act Release No. 63031 (October 4, 2010) and we therefore do not address the application of the amended rule. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

December 14, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Frederick S. Leber
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof submitted by Frederick S. Leber (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED
>
> The Board of Directors shall request from each of the eight largest Shareholders one nomination to the slate of nominees submitted by the Board at the next and each subsequent Annual Meeting for election to the Board of Directors. Remaining nominees shall be selected by the Board as they are currently.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(8) because the Proposal relates to the election of directors; and
- Rule 14a-8(i)(1) because the Proposal is not a proper subject for shareowner action under New York law.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareowner proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004)

("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

In this regard, the Staff has permitted the exclusion of a variety of shareowner proposals, including proposals regarding the process and criteria for the nomination and election of directors, when important aspects of the process or criteria are not clearly addressed. *See Norfolk Southern Corp.* (avail. Feb. 13, 2002) (concurring with the exclusion of a proposal regarding specific director qualifications because "the proposal includes criteria toward that object that are vague and indefinite"); *Dow Jones & Company, Inc.* (avail. Mar. 9, 2000) (concurring with the exclusion of a proposal requesting the adoption of a novel process for electing directors as vague and indefinite under Rule 14a-8(i)(3)).

Moreover, the Staff has on numerous occasions concurred that a shareowner proposal was sufficiently misleading so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. Jun. 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'").

The Proposal provides that "[t]he Board of Directors shall request from each of the eight largest Shareholders one nomination to the slate of nominees submitted by the Board at the next and each subsequent Annual Meeting for election to the Board of Directors. Remaining nominees shall be selected by the Board as they are currently." The supporting statement in the Proposal does not elaborate on how the Proposal is intended to operate. Thus, as discussed below, critical aspects of the process that the Proposal seeks to establish are not clearly addressed, resulting in the Proposal being subject to differing interpretations and making it impossible to ascertain what the Proposal requires.

- Which shareowners would be entitled to select nominees. The Proposal does not clarify the criteria for determining which shareowners would be entitled to select nominees or when the determination is made. The term "largest" is not defined in the Proposal and is subject to multiple interpretations. One possible interpretation of "largest" means the shareowners with the greatest number of Company shares.

Another interpretation, however, means the shareowners with the largest amount invested in Company shares (which could differ from having the greatest number of Company shares depending on when shares were purchased). Under either of these interpretations, there also is a question of whether one determines the "largest" shareowners by looking at ownership of the Company's common shares entitled to vote at the Annual Meeting, or also takes into account ownership of the Company's preferred stock, and whether to test the number or amount of securities attributable to a person based on investment discretion (a Schedule 13F standard), voting or investment control (a Section 13(d) beneficial ownership standard) or economic interest (a Section 16(a) pecuniary interest standard). Moreover, another equally plausible interpretation of the Proposal is that the "largest" shareowners are determined not solely on the basis of ownership of the Company's securities, but instead is based on the value of the entire portfolio of assets that a shareowner may hold, presumably on a theory that an institutional shareowner owning a large amount of assets would be better able to identify a director candidate, regardless of the size of the shareowner's stake in the Company. As well, the Proposal is vague as to what point in time should be used to determine the eight largest shareowners; for example, whether status is evaluated as of the end of the Company's last fiscal year, the first or last date for providing notice of nominees under the Company's advance notice bylaw provisions, the record date for the Annual Meeting or some other date.

- For which meetings may a shareowner select a nominee. The lack of clarity in the operation of the proposal arising from uncertainty as to the timing for determining the eight largest shareowners is compounded because the Proposal states that the process it specifies for selecting director nominees is to be followed "at the next and each subsequent Annual Meeting." As a result, the Proposal is vague as to whether the eight largest shareowners are to be determined once and these shareowners provided a nomination right "at the next and each subsequent Annual Meeting" (*i.e.*, for all times), or whether a new determination is to be made "at the next and each subsequent Annual Meeting" (*i.e.*, each year) in order to identify the eight shareowners who would be requested to identify a candidate for nomination.

- How many nominees does the Board name. The Proposal specifies that the Board "shall request from each of the eight largest Shareholders one nomination to the slate of nominees submitted by the Board," with the remaining nominees to be selected by the Board "as they are currently." However, the term "remaining" is vague as to what it is referencing. For example, the Company's Board currently consists of seventeen directors. Among other uncertainties created by this vague

> language in the Proposal is whether the references to "the slate of nominees submitted by the Board" and nominees being selected by the Board "as they are currently" means that the Board would continue to put forth a slate of seventeen nominees, as it does currently, or whether the Board should reduce the number of nominees it includes in its slate of nominees for the Board. Alternatively, the Proposal also could be read to mean that the size of the Board should be reduced to eight and that the Board only names nominees as it does currently if one of the eight largest shareowners declines to identify a nominee or if the shareowner's nominee declines to stand for election. Thus, while the Proposal indicates that the "[r]emaining nominees shall be selected by the Board," the number of "remaining" nominees is uncertain, as the Proposal does not state whether the total number of nominees is to remain static.

For each of the issues addressed above, implementation of the Proposal differs in fundamental ways depending upon how one interprets the vague language in the Proposal. The Staff has long concurred with the exclusion of proposals as vague and indefinite when the proposals similarly called for a determination based on a specific standard but where such determination "would have to be made without guidance from the proposal." *Joseph Schlitz Brewing Co.* (avail. Mar. 21, 1977). *See also Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (concurring with the exclusion of a proposal requesting that options be expensed in accordance with FASB guidelines without specifying which of two alternative methods should be used); *Pfizer Inc.* (avail. Feb. 18, 2003) (concurring with the exclusion of a proposal requesting that options be made at the "highest stock price" without specifying the method to be used to determine such price).

In addition, the Staff frequently has concurred that where a proposal that mandates specific action "may be subject to differing interpretations," the proposal may be entirely excluded as vague and indefinite because "neither the shareholders voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what measures the Company would take in the event the proposal was approved." *Hershey Foods Corp.* (avail. Dec. 27, 1988). In *International Business Machines Corp.* (avail. Jan. 10, 2003), the Staff concurred with the exclusion of a proposal regarding nominees for the company's board of directors where it was unclear how to determine whether the nominee was a "new member" of the board. In *Bank Mutual Corp.* (avail. Jan. 11, 2005), the proposal provided that "a mandatory retirement age be established for all directors upon attaining the age of 72 years." Recognizing that the proposal could be interpreted either as requiring all directors to retire at the age of 72 or as requiring that a retirement age be chosen for each director on his or her 72nd birthday, the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal, which was susceptible to a different interpretation if read literally than if read in conjunction with the supporting statement, as vague and indefinite). Similarly, the instant Proposal requires the Board to request from each of the eight largest shareowners one nomination to the slate of nominees submitted by the Board, but as discussed above this requirement is subject to multiple interpretations that could result in the action taken by the Company differing significantly from the actions envisioned by the shareowners voting on the Proposal.

Consistent with the Staff precedent, the Company's shareowners cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareowners "would not know with any certainty what they are voting either for or against"). Here, the Proposal sets forth a process by which nominees are to be selected by certain shareowners, but which is ambiguous and subject to multiple reasonable interpretations. Moreover, neither the Company's shareowners nor its Board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. A shareowner who might support the Proposal under one of the possible interpretations addressed above might have an entirely different view of the Proposal under one of the alternative interpretations above. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(8) Because It Relates To The Election Of Directors.

The Proposal is also excludable pursuant to Rule 14a-8(i)(8), which permits the exclusion of shareowner proposals "relat[ing] to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election." The Commission has stated, "the principal purpose of this provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns . . . ." Exchange Act Release No. 12598 (July 7, 1976). In addition, the Commission has stated, "Rule 14a-8(i)(8) permits exclusion of a proposal that would result in an immediate election contest (*e.g.*, by making or opposing a director nomination for a particular meeting) or would set up a process for shareholders to conduct an election contest in the future by requiring the company to include shareholders' director nominees in the company's proxy materials for subsequent meetings." Exchange Act Release No. 56914 (Dec. 6, 2007) ("Release 56914").

The Staff has historically permitted companies to exclude proxy access shareowner proposals from their proxy materials under Rule 14a-8(i)(8) because the shareowner proposals would result in contested elections. However, in September 2006, the United States Court of Appeals for the Second Circuit held in *American Federation of Sate, County & Municipal Employees Pension Plan v. American International Group, Inc.*, 462 F.3d 121 (2d Cir. 2006) that the Commission's interpretation of Rule 14a-8(i)(8) reflected an unexplained change in interpretation. In response to this decision, the Commission clarified the phrase "relates to an election" and stated clearly that the phrase "cannot be read so narrowly as to refer only to a proposal that relates to the current election, or a particular election, but rather must be read to refer to a proposal that 'relates to an election' in subsequent years as well," and the language of Rule 14a-8(i)(8) was amended to include exclusion of proposals that relate to "a procedure for such nomination or election." Release 56914. The Commission further clarified that the "term 'procedures' in the election exclusion relates to procedures that would result in a contested election either in the year in which the proposal is submitted or in any subsequent year." *Id.* In addition, the Commission stated that under the amended Rule 14a-8(i)(8), "a shareholder proposal that would allow for shareholder use of the company's proxy materials to nominate director candidates" is excludable. *Id.*

In the instant case, the Proposal clearly "would set up a process for shareholders to conduct an election contest in the future by requiring the company to include shareholders' director nominees in the company's proxy materials for subsequent meetings," and thus is excludable from the 2011 Proxy Materials in reliance on Rule 14a-8(i)(8) as relating to the election of directors. The Proposal, as discussed above, can be read as providing for the Board to select a full slate of nominees in addition to those selected by the eight largest shareowners, thus leading to a contested election. Alternatively, even if the Proposal is interpreted as not resulting in more nominees than directors to be elected, the Proposal sets up a process where nominees could be included in the Company's proxy materials even if the Company determines to recommend that shareowners vote against some or all of the nominees selected by the eight largest shareowners.[1] Thus, because the Proposal could result in the Company soliciting against a director nominee supported by one of the nominating shareowners, the Proposal may lead to a contested election and is therefore excludable under Rule 14a-8(i)(8).

The Staff consistently has permitted companies to exclude shareowner proposals that relate to the "nomination or an election for membership on [a company's] board of directors" rather

---

[1] The Company has adopted a majority voting standard in the election of directors. As a result, if the number of nominees does not exceed the number of directors to be elected, shareowners may vote "For" or "Against" each nominee, or may abstain.

than merely establishing procedures for nomination or qualification generally. For example, in *Merck & Co., Inc.* (avail. Jan. 25, 2004), the Staff concurred with the exclusion of a shareowner proposal that would have allowed the ten largest independent shareowners to nominate a slate of directors to run for office at each annual meeting, noting that the "proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested election of directors." The Staff has also concurred on the exclusion of proxy access shareowner proposals, whereby proponents seek to introduce nominees through proposed amendments to organizational documents. *See, e.g., JPMorgan Chase & Co.* (avail. Feb. 11, 2008); *E*TRADE Financial Corp.* (avail. Feb. 11, 2008); *Crogham Bancshares, Inc.* (avail. Feb. 11, 2008); *The Bear Stearns Companies Inc.* (avail. Feb. 11, 2008); *Kellwood Co.* (avail. Feb. 11, 2008); *American International Group, Inc.* (avail. Mar. 20, 2006) (each permitting exclusion of a proposal that requested an amendment to the company's bylaws requiring inclusion in the company's proxy materials of the name and certain other disclosures of any person nominated by a shareowner who beneficially owned between 1% and 3% (depending on the respective proposal) or more of the company's outstanding common stock for at least two years). *See also Alaska Air Group, Inc.* (avail. Feb. 26, 2005) (permitting exclusion of a proposal requiring an amendment to the company's bylaws to allow certain shareowners the right to nominate up to a certain specified number of nominees); *Ford Motor Company* (avail. Feb. 23, 2005) (permitting exclusion of a proposal requiring an amendment to the company's certificate of incorporation regarding the election of directors); *Tenet Healthcare Corp.* (avail. Mar. 15, 2004) (permitting exclusion of a proposal requiring an amendment to the company's bylaws to allow a shareowner with 35% or more of the company's outstanding shares to submit to Tenet a list of candidates to be nominated as directors).

The Staff concurred with the exclusion of all of the aforementioned proposals, all of which had the potential to lead to contested elections by allowing shareowners to select nominees for board positions. These precedent stand in contrast to shareowner proposals in which the shareowners urge or request procedural changes to the criteria process for director nominees. For example, in *Raytheon Company* (avail. Feb. 10, 2005), the Staff was unable to concur with the exclusion of a shareowner proposal under Rule 14a-8(i)(8) requiring that a candidate for the company's board be selected from the ranks of the company's retirees. *See also PP&L Resources, Inc.* (avail. Feb. 4, 1999) (the Staff was unable to concur with the exclusion of the proposal under Rule 14a-8(i)(8) where the proposal mandated the nomination of an "average non-corporate customer" for director).

In the present instance, the Proposal does not merely establish procedures for nomination or qualification generally. Rather, in contrast to the proposals in *Raytheon* and *PP&L Resources*, under which the boards of those companies would still select nominees within the parameters of the proposals, under the Proposal, the eight largest shareowners would actually

GIBSON DUNN

select the nominees to be included in the Company's proxy statement for election at each annual meeting. Moreover, similar to the proposals in *Merck* and *Tenet Healthcare*, the Proposal relates to the "nomination or an election for membership on [a company's] board of directors" in such a way that a contested election may result if the Board is required to include a slate of nominees, including the shareowner nominees, that is larger than the number of available Board seats. In addition, even if the total number of nominees does not exceed the number of Board positions, the Board may still determine to oppose a nominee supported by one of its eight largest shareowners. Thus, the Proposal may still produce an election of directors in which there is "a solicitation in opposition," resulting in a contested election. As previously noted above, "Rule 14a-8(i)(8) permits exclusion of a proposal that ... would set up a process for shareholders to conduct an election contest in the future by requiring the company to include shareholders' director nominees in the company's proxy materials for subsequent meetings." Release 56914. Because the Proposal allows shareowners to make director nominations and include shareowner nominees in the Company's proxy statement, the Proposal is excludable from the 2011 Proxy Materials under Rule 14a-8(i)(8).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(1) Because It Is Not A Proper Subject For Action By Shareowners Under New York Law.

The Proposal may properly be omitted under Rule 14a-8(i)(1), which permits the exclusion of a shareowner proposal if the proposal is "not a proper subject for action by shareowners under the jurisdiction of the company's organization." The Proposal is not stated in precatory language such that it requests or recommends action. Rather, the Proposal would mandate that certain actions be taken: "The Board of Directors shall request . . . ."

The Company is incorporated under New York law. Section 701 of the New York Business Corporation Law ("NYBCL") provides that "the business of a corporation shall be managed under the direction of its board of directors" subject to the specified powers in the certificate of incorporation. Consequently, because the Proposal does not allow the Company's Board of Directors to exercise its judgment in managing the Company, it is not a proper subject for action by shareowners under the laws of New York.

The Staff has consistently concurred with the view that a shareowner proposal that mandates or directs a company's board of directors to take certain action is inconsistent with the authority granted to a board of directors under state law and thus violates Rule 14a-8(i)(1). For example, in *General Electric Co.* (avail. Jan. 31, 2007), the Staff concurred that a shareowner proposal requiring the Board to review, and revise if necessary, the company's code of conduct and other statements could be omitted from the Company's proxy materials under Rule 14a-8(i)(1) as an improper subject for shareowner action under the NYBCL, if the proponent failed to provide the Company with a proposal recast as a recommendation or request to the board of directors. *See also International Paper Co.* (avail. Mar. 1, 2004) (concurring that a shareowner proposal requiring that none of the five highest paid executives nor any non-employee directors receive future stock options could be omitted from the company's proxy materials under Rule 14a-8(i)(1) as an improper subject for shareowner action under the NYBCL, if the proponent failed to provide the company with a proposal recast as a recommendation or request to the board of directors); *Longview Fibre Co.* (avail. Dec. 10, 2003) (concurring that a proposal requiring the board of directors to split the corporation into distinct entities was excludable under Rule 14a-8(i)(1) if the proponent did not provide the company, within seven days after receipt of the Staff's response, with a proposal recast as a recommendation or request); *Phillips Petroleum Co.* (*Quintas*) (avail. Mar. 13, 2002) (concurring that a proposal relating to an increase of 3% of the annual base salary of the company's chairman and other officers could be omitted from the company's proxy materials under Rule 14a-8(i)(1) as an improper subject for shareowner action under applicable state law, if the proponent did not provide the company, within seven days after receipt of the Staff's response, with a proposal recast as a recommendation or request).

This letter also serves as confirmation for purposes of Rule 14a-8(i)(1) that, as a member in good standing admitted to practice before courts in the State of New York, I am of the opinion that the subject matter of the Proposal is not a proper subject for action by the Company's shareowners under the laws of the State of New York. Therefore, we believe that the Proposal may be omitted from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(1). In the alternative, if the Staff concludes that the Proposal is not properly excludable on this and the other bases set forth above, we respectfully request that the Staff require that the Proposal be revised as a recommendation or request and concur with our view that the Proposal may be excluded if it is not so revised within seven days of the Proponent's receipt of the Staff's response.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Counsel, Corporate & Securities, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Lori Zyskowski, General Electric Company
Frederick S. Leber

100970513_7 (2).DOC

Exhibit A

FREDERICK LEBER
FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

October 26, 2010

Brackett Denniston, III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield CT 06828

Dear Mr. Denniston,

I submit the attached for inclusion in the 2011 Proxy Statement. As custodian for my minor son I own sufficient shares to meet the SEC standards and I intend to own them through the date of next year's Annual Meeting.

There are currently 360 GE shares in my son's account. These shares were purchased in 2008. I am enclosing brokerage statements for October 2009 and September 2010, and for today. If you want them I will send you the statements for each intervening month. At all time during this period and up to the present these 360 shares have remained in this account.

Sincerely,



Frederick S. Leber
as Custodian for Clint V. Leber UTMA MA

cc: Dennis Rocheleau

RESOLVED

The Board of Directors shall request from each of the eight largest Shareholders one nomination to the slate of nominees submitted by the Board at the next and each subsequent Annual Meeting for election to the Board of Directors. Remaining nominees shall be selected by the Board as they are currently.

STATEMENT

This will more precisely align the priorities of the Board of Directors with the priorities and interests of the company's Shareholders.

---

submission of
Frederick S. Leber
as Custodian for Clint V. Leber UTMA MA

FISMA & OMB Memorandum M-07-16



Lori Zyskowski
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2227
F 203 373 3079
lori.zyskowski@ge.com

November 5, 2010

VIA OVERNIGHT MAIL
Frederick Leber

FISMA & OMB Memorandum M-07-16

Dear Mr. Leber:

I am writing on behalf of General Electric Co. (the "Company"), which received on October 29, 2010 a shareowner proposal from Frederick Leber (the "Proponent") for consideration at the Company's 2011 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, the proof of ownership that the Proponent submitted does not satisfy Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. Specifically, periodic brokers' or other investment statements do not sufficiently demonstrate continuous ownership of the securities for purposes of Rule 14a-8(b).

To remedy this defect, the Proponent must provide sufficient proof of the Proponent's ownership of the requisite number of Company shares as of the date the Proponent submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06431. Alternatively, you may send your response to me via facsimile at (203) 373-3079 or via e-mail at lori.zyskowski@ge.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Lori Zyskowski

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

   (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

   (ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

   (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

   (i) The proposal;

   (ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   (iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote

against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

FREDERICK LEBER

FISMA & OMB Memorandum M-07-16

12 November 2010

Lori Zyskowski
Corporate and Securities Counsel
General Electric Company
3135 Easton Turnpike
Fairfield CT 06828
tel 203 373-2227
lori.zyskowski@ge.com

Dear Ms. Zyskowski,

Thank you for your letter dated 5 November responding to my shareowner proposal. You draw attention to SEC Rule 14a-8(b) pertaining to sufficient proof of ownership of the requisite number of Company shares.

A written statement from the record holder, in this case my broker TD Ameritrade, is enclosed. It verifies that I have held the requisite shares continuously for more than one year preceding the date the proposal was submitted and that I continue to hold these shares.

I trust this is inadequate. If any further documentation is required, please let me know and I will endeavor to furnish it promptly.

Sincerely,





1005 North Ameritrade Place, Bellevue, NE 68005 tdameritrade.com

November 10, 2010

Account ending in

Fred Leber,

This message is to confirm that Fred Leber has held 360 shares of GE: GENERAL ELECTRIC CO (cusip 369604103) at TD Ameritrade since 10/06/08, and continues to hold 360 GE shares to this day. The account's monthly statements can also confirm this. Please contact us again at 888-723-8504, option 1, if you have any additional questions or concerns.

Sincerely,

Derek Whitehill
Corporate Actions and Dividends, TDA
Division of TD Ameritrade, Inc.